UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

February 27, 2024

_____

In the Matter of

VictoryBase Corporation
550 Reserve St, Suite 190
Southlake, Texas 76092

**ORDER DECLARING OFFERING
STATEMENT ABANDONED UNDER THE
SECURITIES ACT OF 1933, AS AMENDED**

File No: 024-11748

_____

       VictoryBase Corporation filed with the Commission a post-qualification amendment to an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The post-qualification amendment to the offering statement has been on file for more than nine months and has not yet been qualified.

       In view of the foregoing, it is ORDERED that the post-qualification amendment to the offering statement be declared abandoned on February 26, 2024.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mary Beth Breslin
Office Chief